Jeffrey S. Marks, Esq.

9 Chatelaine

Newport Coast, California 92657

(949) 887-8877

November 5, 2020

Via Edgar

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Attn: Sherry Haywood

Re:	XCraft Enterprises, Inc. Draft Offering Statement on Form 1-A Submitted July 27, 2020 File No. 024-11281

Dear Ms. Haywood:

On behalf of our client, XCraft Enterprises, Inc., we hereby request qualification of the above-referenced offering statement at 5 p.m., Eastern Time, on November 9, 2020, or as soon thereafter as is practicable.

If you should require any additional information or clarification, please do not hesitate to contact me at 949-887-8877.

Very truly yours,

/Jeffrey S. Marks/

Jeffrey S. Marks